UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☐  Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D  ☐ Form N-SAR  ☐  Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-K

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED
ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full name of Registrant:	SoundHound AI, Inc.

Address of principal executive office: City State and ZIP Code:	5400 Betsy Ross Drive Santa Clara, CA 95054

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period.

SoundHound AI, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 (the “Form 10-Q”) without unreasonable effort or expense. On November 9, 2023, the Company issued a press release (the “Press Release”) announcing its preliminary financial results for the quarter ended September 30, 2023. The Company expects to file the Form 10-Q on November 15, 2023. The reason that the Company was unable to file timely is because the Company identified immaterial accounting errors related to historical financing transactions for certain prior periods, which will be revised in the Form 10-Q. The Company expects to report in the Form 10-Q material weaknesses in its internal control over financial reporting. As a result, the disclosure controls and procedures will be ineffective as of September 30, 2023.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Dr. Keyvan Mohajer	(408) 441-3200
Name	Telephone Number

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 9, 2023, the Company issued the Press Release announcing its financial results for the quarter ended September 30, 2023, which included a comparison to its results of operations from the corresponding periods in the last fiscal year. The financial results included in the Press Release are preliminary, unaudited and subject to change pending the completion of the Form 10-Q.

SoundHound AI, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2023	/s/ Dr. Keyvan Mohajer
Dr. Keyvan Mohajer
Chief Executive Officer

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